Virtu Financial BD LLC

Statement of Financial Condition
And Report of Independent Registered Public Accounting Firm
December 31, 2017

Virtu Financial BD LLC
Index
December 31, 2017

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Virtu Financial BD LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Virtu Financial BD LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 1, 2018

We have served as the Company's auditor since 2011.

Virtu Financial BD LLC
Statement of Financial Condition
December 31, 2017

Assets

Cash	$	30,136,950
Trading assets, at fair value		
Financial instruments owned		585,230,033
Financial instruments owned and pledged		153,357,935
Securities borrowed		424,001,984
Receivables from brokers, dealers and clearing organizations		321,364,461
Interest and dividends receivable		3,074,765
Other assets		7,297,571
Total assets	$	1,524,463,699

Liabilities and Member's Equity

Liabilities		
Trading liabilities, at fair value		
Financial instruments sold, not yet purchased	$	633,819,432
Securities loaned		362,703,690
Short term borrowings		25,000,000
Payables to brokers, dealers and clearing organizations		374,406,870
Payable to affiliates		20,067,507
Interest and dividends payable		2,166,348
Accrued expenses and other liabilities		6,366,533
Total liabilities		1,424,530,380
Member's equity		99,933,319
Total liabilities and member's equity	$	1,524,463,699

The accompanying notes are an integral part of the Statement of Financial Condition.

Virtu Financial BD LLC
Notes to Statement of Financial Condition
December 31, 2017

1. Organization and Description of the Business

Virtu Financial BD LLC (the "Company") is a Delaware limited liability company formed on May 2, 2008. The sole member is Virtu Financial Operating LLC (the "Parent"), a Delaware limited liability company and a wholly owned subsidiary of Virtu Financial LLC (the "Ultimate Parent").

In April 2015, Virtu Financial, Inc. ("VFI") became the sole managing member of Virtu Financial LLC after completing certain reorganization transactions in order to carry on the business of Virtu Financial LLC and to conduct a public offering. VFI operates and controls all of the businesses and affairs of Virtu Financial LLC and, through Virtu Financial LLC and its subsidiaries, continues to conduct the business now conducted by such subsidiaries.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), the Chicago Stock Exchange ("CSE"), the Securities Investor Protection Corporation, and various exchanges. The Company does not carry customer accounts nor act on behalf of any customers but rather is a proprietary trading firm and market maker on United States and foreign exchanges. The Company maintains hedged positions in listed equities, futures on equity indices, equity futures, and commodity futures contracts. The Company is a self-clearing broker-dealer for U.S. equities and maintains clearing memberships with the Depository Trust Company, the National Securities Clearing Corporation and the Options Clearing Corporation. Trades in currency and commodity futures contracts are executed through a Futures Commission Merchant ("FCM").

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The Company's financial statements are prepared in conformity with a U.S. GAAP, which require management to make estimates and assumptions regarding measurements including the fair value of trading assets and liabilities and other matters that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results may differ materially from those estimates.

Cash

The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company manages this risk by selecting financial institutions deemed highly creditworthy to minimize the risk.

Securities Borrowed and Securities Loaned

The Company conducts securities borrowing and lending activities with external counterparties. In connection with these transactions, the Company receives or posts collateral which comprises cash and/or securities. In accordance with substantially all of its stock borrow agreements, the Company is permitted to sell or repledge the securities received. Securities borrowed or loaned are recorded based on the amount of cash collateral advanced or received. The initial cash collateral advanced or received generally approximates or is greater than 102% of the fair value of the underlying securities borrowed or loaned. The Company monitors the fair value of securities borrowed and loaned, and delivers or obtains additional collateral as appropriate. Receivables and payables with the same counterparty are not offset in the Statement of Financial Condition.

Virtu Financial BD LLC
Notes to Statement of Financial Condition
December 31, 2017

Receivables from and Payables to Broker-dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations may be restricted to the extent that they serve as deposits for securities sold, not yet purchased. At December 31, 2017, receivables from and payables to broker-dealers and clearing organizations primarily represented amounts due for unsettled trades, open equity in futures transactions, securities failed to deliver or failed to receive, deposits with clearing organizations or exchanges and balances due from or due to prime brokers in relation to the Company's trading. The Company presents its balances, including outstanding principal balances on all credit facilities, on a net-by-counterparty basis within Receivables from and Payables to broker-dealers and clearing organizations when the criteria for offsetting are met.

In the normal course of business, a significant portion of the Company's securities transactions, money balances, and security positions are transacted with several third-party brokers. The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company monitors the financial condition of such brokers to minimize the risk of any losses from these counterparties.

Financial Instruments Owned Including Those Pledged as Collateral and Financial Instruments Sold, Not Yet Purchased

Financial instruments owned and Financial instruments sold, not yet purchased relate to market making and trading activities, and include listed and other equity securities, listed equity options and fixed income securities. The Company records financial instruments owned, including those pledged as collateral, and financial instruments sold, not yet purchased at fair value.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. The recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market is prohibited. The Company categorizes its financial instruments into a three-level hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy level assigned to each financial instrument is based on the assessment of the transparency and reliability of the inputs used in the valuation of such financial instruments at the measurement date based on the lowest level of input that is significant to the fair value measurement. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements).

Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not active and financial instruments for which all significant inputs are observable, either directly or indirectly; or

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Transfers in or out of levels are recognized based on the beginning fair value of the period in which they occurred.

Derivative Instruments

Derivative instruments are used for trading purposes, including economic hedges of trading instruments, which are carried at fair value, include futures, forward contracts, and options. Fair values for exchange-traded derivatives, principally futures, are based on quoted market prices. Fair values for over-the-counter derivative

Virtu Financial BD LLC
Notes to Statement of Financial Condition
December 31, 2017

instruments, principally forward contracts, are based on the values of the underlying financial instruments within the contract. The underlying instruments are currencies, which are actively traded. The Company presents its derivatives balances on a net-by-counterparty basis when the criteria for offsetting are met.

Equipment

Equipment is carried at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over estimated useful lives of the underlying assets. Routine maintenance, repairs and replacement costs are expensed as incurred and improvements that appreciably extend the useful life of the assets are capitalized. When property and equipment are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts. Equipment is reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. The estimated useful life of equipment is three years. The Company's equipment is included in Other assets in the Statement of Financial Condition.

Exchange Memberships and Stock

Exchange memberships are recorded at cost or, if any other than temporary impairment in value has occurred, at a value that reflects management's estimate of fair value. Exchange stock includes shares that entitle the Company to certain trading privileges. The Company's exchange memberships and stock are included in Other assets in the Statement of Financial Condition.

Income Taxes

The Company is a single-member limited liability company and is treated as a disregarded entity for United States (U.S.) federal, state and local income tax purposes. Accordingly, no provision for federal or state income taxes is required. The Company is included in the consolidated income tax return of the Ultimate Parent.

The Company recognizes the tax benefit from an uncertain tax position, in accordance with ASC 740, Income Taxes, only if it is more likely than not that the tax position will be sustained on examination by the applicable taxing authority, including resolution of the appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized from such a position is measured based on the largest benefit for each such position that has a greater than fifty percent likelihood of being realized upon ultimate resolution. Many factors are considered when evaluating and estimating the tax positions and tax benefits. Such estimates involve interpretations of regulations, rulings, case law, etc. and are inherently complex. The Company's estimates may require periodic adjustments and may not accurately anticipate actual outcomes as resolution of income tax treatments in individual jurisdictions typically would not be known for several years after completion of any fiscal year. The Company has determined that there are no uncertain tax positions that would have a material impact on the Company's financial position as of December 31, 2017 or the results of operations or cash flows for the year ended December 31, 2017.

Recent Accounting Pronouncements

Financial Assets and Liabilities - In January 2016, the FASB issued ASU 2016-01, *Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities*. The ASU intends to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information and addresses certain aspects of the recognition, measurement, presentation, and disclosure of financial instruments. The new ASU affects all entities that hold financial assets or owe financial liabilities and is effective for annual reporting periods (including interim periods) beginning after December 15, 2017. The Company does not expect the adoption of ASU 2016-01 to have a material impact on its financial statements, as it does not currently classify any equity securities as available for sale.

Virtu Financial BD LLC
Notes to Statement of Financial Condition
December 31, 2017

3. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and Payables to brokers, dealers and clearing organizations at December 31, 2017 consist of the following:

Assets

Securities failed to deliver	$	130,212,085
Due from prime brokers		71,224,254
Unsettled trades		56,183,547
Deposits with clearing organizations		37,432,834
Net equity with futures commissions merchants		26,311,741
Total Receivables from brokers, dealers and clearing organizations	$	321,364,461

Liabilities

Unsettled trades	$	349,958,622
Due to prime brokers		24,414,299
Securities failed to receive		33,949
Total Payables to brokers, dealers and clearing organizations	$	374,406,870

4. Collateralized Transactions

The Company is permitted to sell or repledge securities received as collateral and use these securities to enter into securities lending transactions or deliver these securities to counterparties or clearing organizations to cover short positions. At December 31, 2017, substantially all of the securities received as collateral have been repledged. The total amount of securities borrowed and received as collateral at December 31, 2017 was $411,341,966.

In the normal course of business, the Company pledges qualified securities with clearing organizations to satisfy daily margin and clearing fund requirements. All securities borrowed are used to cover short positions except for $5,198,311 which was repledged as collateral to draw on the Company's short-term borrowing credit facility.

5. Financial Instruments with Off-Balance Sheet Risk

Credit Risk

Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company. The Company regularly transacts business with major U.S. and foreign financial institutions. The Company is subject to credit risk to the extent that the brokers may be unable to fulfill their obligations either to return the Company's securities or repay amounts owed. In the normal course of its securities activities, the Company may be required to pledge securities as collateral, whereby the prime brokers have the right, under the terms of the prime brokerage agreements, to sell or repledge the securities of the Company. The Company manages credit risk by limiting the total amount of arrangements outstanding, both by individual counterparty and in the aggregate, by monitoring the size and maturity structure of its portfolio and by applying uniform credit standards for all activities associated with credit risk.

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Virtu Financial BD LLC
Notes to Statement of Financial Condition
December 31, 2017

The purchase and sale of futures contracts requires margin deposits with a Futures Commission Merchant ("FCM"). The Commodity Exchange Act requires an FCM to segregate all customer transactions and assets from the FCM's proprietary activities. A customer's cash and other equity deposited with an FCM are considered commingled with all other customer funds subject to the FCM's segregation requirements. In the event of an FCM's insolvency, recovery may be limited to the Company's pro rata share of segregated customer funds available. It is possible that the recovery amount could be less than the total cash and other equity deposited.

Currency Risk

Though predominantly invested in U.S. dollar-denominated financial instruments, the Company may invest in securities or maintain cash denominated in currencies other than the U.S. dollar. The Company is exposed to risks that the exchange rate of the U.S. dollar relative to other currencies may change in a manner that has an adverse effect on the reported value of the Company's assets and liabilities denominated in currencies other than the U.S. dollar.

Market Risk

The Company is exposed to market risks that arise from equity price risk, foreign currency exchange rate fluctuations and changes in commodity prices. Management has established procedures to actively monitor and minimize market and credit risks. In addition, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to the period end.

Off Balance Sheet Financial Instruments

The Company enters into various transactions involving derivative instruments and other off balance sheet financial instruments, including futures. These derivative financial instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

Futures contracts provide for delayed delivery of the underlying instrument. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Market risk is substantially dependent upon the value of the underlying derivative instruments and is affected by market forces, such as volatility and changes in interest and foreign exchange rates.

6. Borrowings

Short-term borrowings

The Company is a party to two secured credit facilities to finance overnight securities positions purchased as part of its ordinary course broker-dealer market making activities. One of the facilities (the "Uncommitted Facility"), is available for the Company up to a maximum amount of $150.0 million. The loans provided under the Uncommitted Facility are collateralized by the Company's broker-dealer trading and deposit accounts with the same financial institution and, bear interest at a rate set by the financial institution on a daily basis, 2.42% at December 31, 2017. The outstanding balance as of December 31, 2017 was $25 million.

Revolving credit facility

Virtu Financial BD LLC
Notes to Statement of Financial Condition
December 31, 2017

On November 3, 2017, the Company and two affiliates, as borrower, and Virtu, as guarantor, entered into a credit agreement (the "Revolving Credit Facility") with a consortium of banks with an aggregated borrowing limit of $400 million. The Revolving Credit Facility consists of two borrowing bases: Borrowing Base A Loan is to be used to finance the purchase and settlement of securities; Borrowing Base B loan is to be used to fund margin deposit with the NSCC, which the Company has a sublimit of $40 million. The Company did not have any outstanding balance as of December 31, 2017.

Borrowings under the Revolving Credit Facility bear interest, at the borrower's option, at a rate based on the greater of (1) federal funds rate, and (2) the LIBOR, plus 1.25% per annum. The interest rate at December 31, 2017 was 2.81% per annum. A commitment fee of 0.50% per annum on the average daily unused portion of this facility is payable quarterly in arrears.

In connection with the Revolving Credit Facility, the Company incurred issuance costs of $1,996,331 which are being amortized over the term of the facility. As of December 31, 2017, the unamortized balance of these costs were $1,829,915 and are included within Other assets on the Statement of Financial Condition.

Credit facilities

The Company maintains short term credit facilities with various prime brokers and other financial institutions from which it receives execution or clearing services. The proceeds of these facilities are used to meet margin requirements associated with the products traded by the Company in the ordinary course, and amounts borrowed are collateralized by the Company's trading accounts with the applicable financial institution. The aggregate amount available for borrowing under these facilities was $70,000,000. The Company had an outstanding principal balance of $10,083,762 which is included in Payables to brokers, dealers and clearing organizations as of December 31, 2017. Borrowings bore interest at a weighted average interest rate of 8.31% per annum, as of December 31, 2017.

7. Financial Assets and Liabilities

Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not active and financial instruments for which all significant inputs are observable, either directly or indirectly; or

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Financial Instruments Measured at Fair Value

The fair value of equities, options, on the run U.S. government obligations and exchange traded notes is estimated using recently executed transactions and market price quotations in active markets and are categorized as Level 1 with the exception of inactively traded equities and certain financial instruments noted in the next paragraph, which are categorized as Level 2. The Company's derivative contracts and other U.S. and non-U.S. government obligations have been categorized as Level 2. Fair value of the Company's derivative contracts is based on the indicative prices obtained from broadly distributed bank and broker dealers, as well as management's own analysis. The indicative prices have been independently validated through the Company's risk management systems, which are designed to check prices with information independently obtained from exchanges and venues where such financial instruments are listed or to compare prices of similar instruments with similar maturities for listed financial futures in foreign exchange.

Virtu Financial BD LLC
Notes to Statement of Financial Condition
December 31, 2017

During 2017, the Company began pricing certain financial instruments held for trading at fair value based on theoretical prices which can differ from quoted market prices. The theoretical prices reflect price adjustments primarily caused by the fact that the Company continuously prices its financial instruments based on all available information. This information includes prices for identical and near-identical positions, as well as the prices for securities underlying the Company's positions, on other exchanges that are open after the exchange on which the financial instruments is traded closes. The Company validates that all price adjustments can be substantiated with market inputs and checks the theoretical prices independently. Consequently, such financial instruments are classified as Level 2. The Company concluded that this is a change in accounting estimate and no retrospective adjustments were necessary. There were no other reclassifications or transfers of financial instruments between levels during the year ended December 31, 2017.

Fair value measurements for those items measured on a recurring basis are summarized below as of December 31, 2017

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets				
Financial instruments owned, at fair value				
Equities	$ 195,128,007	$ 327,203,954	$ —	$ 522,331,961
Exchange traded notes	11,268,779	46,279,335	—	57,548,114
Non U.S. government obligations	—	5,324,837	—	5,324,837
Options	25,120	—	—	25,120
	$ 206,421,906	$ 378,808,126	$ —	$ 585,230,032
Financial instruments owned and pledged as collateral, at fair value				
Equities	$ 7,294,348	$ 139,210,166	$ —	$ 146,504,514
Exchange traded notes	—	6,853,421	—	6,853,421
	$ 7,294,348	$ 146,063,587	$ —	$ 153,357,935
Liabilities				
Financial instruments sold, not yet purchased				
Equities	$ 91,510,462	$ 496,175,862	$ —	$ 587,686,324
Exchange traded notes	299,886	45,790,771	—	46,090,657
Options	42,451	—	—	42,451
Total Financial instruments sold, not yet purchased, at fair value	$ 91,852,799	$ 541,966,633	$ —	$ 633,819,432

Excluded from the fair value table above and the offsetting table below is net unsettled fair value on long and short futures contracts in the amounts of $(1,370,144), which is included within Receivables from broker-dealers and clearing organizations as of December 31, 2017 of which $(1,358,055) is categorized as Level 1 and $(12,089) as Level 2. See Footnote 8: *Derivative Financial Instruments* for additional disclosures related to futures.

Virtu Financial BD LLC
Notes to Statement of Financial Condition
December 31, 2017

Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value on the Statement of Financial Condition. The table below excludes non-financial assets and liabilities. The carrying value of financial instruments not measured at fair value categorized in the fair value hierarchy as Level 1 and Level 2 approximates fair value due to the relatively short term nature of the underlying assets:

	Carrying Value	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets					
Cash	$ 30,136,950	$ 30,136,950	$ 30,136,950	$ —	$ —
Securities borrowed	424,001,984	424,001,984	—	424,001,984	—
Receivables from brokers, dealers and clearing organizations	321,364,461	321,364,461	1,358,055	320,006,406	—
Total Assets	$ 775,503,395	$ 775,503,395	$ 31,495,005	$ 744,008,390	$ —
Liabilities					
Securities Loaned	$ 362,703,690	$ 362,703,690	$ —	$ 362,703,690	$ —
Short term borrowings	25,000,000	25,000,000	—	25,000,000	—
Payables to brokers, dealers and clearing organizations	374,406,870	374,406,870	—	374,406,870	—
Total Liabilities	$ 762,110,560	$ 762,110,560	$ —	$ 762,110,560	$ —

Virtu Financial BD LLC
Notes to Statement of Financial Condition
December 31, 2017

Offsetting Financial Assets and Liabilities

The Company does not net Securities borrowed and Securities loaned, or Securities purchased under agreements to resell and Securities sold under agreements to repurchase. These financial instruments are presented on a gross basis in the Statement of Financial Condition. In the tables below, the amounts of financial instruments owned that are not offset in the Statement of Financial Condition, but could be netted against financial liabilities with specific counterparties under legally enforceable master netting agreements in the event of default, are presented to provide financial statement readers with the Company's estimate of its net exposure to counterparties for these financial instruments.

The following table sets forth the gross and net presentation of certain financial assets and financial liabilities as of December 31, 2017

Description	Gross Amounts Recognized	Gross Amounts Offset in the Statements of Financial Condition	Net Amounts Presented in the Statements of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount
				Available Collateral[1]	Counterparty Netting[2]	
Assets						
Securities borrowed	$424,001,984	$ —	$ 424,001,984	$ 414,358,374	$ 2,542,312	$ 7,101,298
Financial instruments owned at fair value - Options	25,120	—	25,120	20,654	4,466	—
Total Assets	$424,027,104	$ —	$ 424,027,104	$ 414,379,028	$ 2,546,778	$ 7,101,298
Liabilities						
Securities loaned	$362,703,690	$ —	$ 362,703,690	$ 362,292,413	$ —	$ 411,277
Short term borrowings	25,000,000	—	25,000,000	25,000,000	—	—
Financial instruments sold not yet purchased, at fair value - Options	42,451	—	42,451	20,654	21,797	—
Total Liabilities	$387,746,141	$ —	$ 387,746,141	$ 387,313,067	$ 21,797	$ 411,277

The following table presents gross obligations for securities lending transactions by remaining contractual maturity and the class of collateral pledged.

As of December 31, 2017	Overnight	0 - 30 days	31 - 60 days	61 - 90 days	Total
Securities loaned					
Equity securities	$ 362,703,690	$ —	$ —	$ —	$ 362,703,690
Total	$ 362,703,690	$ —	$ —	$ —	$ 362,703,690

Virtu Financial BD LLC
Notes to Statement of Financial Condition
December 31, 2017

8. Derivative Financial Instruments

The following table summarizes the fair value and number of derivative financial instruments held at December 31, 2017:

Asset Derivatives	Financial Statement Location	Fair Value	Notional
Equity futures	Receivable from brokers, dealers and clearing organizations	$ (1,397,407)	$ 276,875,351
Currency futures	Receivable from brokers, dealers and clearing organizations	(7,050)	17,473,268
Treasury futures	Receivable from brokers, dealers and clearing organizations	34,313	6,538,594
Options	Financial instruments owned	25,120	1,715,510

Liability Derivatives	Financial Statement Location	Fair Value	Notional
Options	Financial instruments sold, not yet purchased	$ 42,451	863,710

Amounts included in receivables from and payables to broker-dealers and clearing organizations represent variation margin on long and short futures contracts.

9. Commitments, Contingent Liabilities and Guarantees

Legal and Regulatory Matters

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations or investigations and other proceedings. The Company is subject to several of these matters at the present time. Given the inherent difficulty of predicting the outcome of litigation and regulatory matters, particularly in regulatory examinations or investigations or other proceedings in which substantial or indeterminate damages or fines are sought, or where such matters are in the early stages, the Company cannot estimate losses or ranges of losses for such matters where there is only a reasonable possibility that a loss may be incurred. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period, and a material judgment, fine or sanction could have a material adverse impact on the Company's financial condition and results of operations. However, it is the opinion of management, after consultation with legal counsel that, based on information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business, financial condition or operating results of the Company although they might be material to the operating results for any particular reporting period. The Company carries directors' and officers' liability insurance coverage for potential claims, including securities actions, against the Company and its respective directors and officers.

The Company is subject to extensive oversight under federal and state laws as well as self-regulatory organization ("SRO") rules. Changes in market structure and the need to remain competitive require constant changes to the Company's systems, order routing and order handling procedures. The Company makes these changes while continuously endeavoring to comply with many complex laws and rules. Compliance, surveillance and trading issues common in the securities industry are monitored by, reported to, and/or reviewed in the ordinary course of business by the Company's regulators. As a major order flow execution destination, the Company is named from time to time in, or is asked to respond to a number of regulatory matters brought by U.S. regulators, foreign regulators, SROs, as well as actions brought by private plaintiffs, which arise from its business activities. There has been an increased focus by regulators on Anti-Money Laundering and sanctions compliance by broker-dealers and similar entities, as well as an enhanced interest on suspicious activity reporting and transactions involving microcap securities. In addition, there has been an increased focus by Congress, federal and state regulators, SROs and the media on market structure issues, and in particular, high frequency trading, best execution, internalization, ATS manner of operations, market fragmentation and complexity, colocation, cybersecurity, access to market data feeds and remuneration arrangements, such as payment for order flow and

Virtu Financial BD LLC
Notes to Statement of Financial Condition
December 31, 2017

exchange fee structures. The Company has received information requests from various authorities, including the SEC, requesting, among other items, information regarding these market structure matters, to which the Company has responded or is in the process of responding. The Company is currently the subject of various regulatory reviews and investigations by federal, state and foreign regulators and SROs, including the SEC and the Financial Industry Regulatory Authority, Inc. In some instances, these matters may rise to a disciplinary action and/or a civil or administrative action.

Guarantees

The Company is a member of exchanges that trade and clear futures contracts. Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. Although the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and management believes that any potential requirement to make payments under these agreements is remote.

Representations and Warranties

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of significant loss is minimal.

10. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $1.0 million or 2% of aggregate debit items as defined. These regulations also prohibit a broker-dealer from paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions which would result in a reduction of its total net capital to less than 150% of its required minimum capital. Moreover, broker-dealers are required to notify the SEC and other regulators prior to repaying subordinated borrowings, paying dividends and making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of 10% or more of its excess net capital (net capital less minimum requirement). The SEC and the CSE have the ability to prohibit or restrict such transactions if the result is detrimental to the financial integrity of the broker-dealer.

At December 31, 2017, the Company had net capital of $40,682,950, which was $39,682,950 in excess of its required net capital of $1.0 million.

11. Related Party Transactions

The Company may provide or receive funding from affiliates in the ordinary course of business. The loans do not bear any interest. As of December 31, 2017 the Company had a payable of $20,067,507 to its affiliates.

The Company may enter into securities lending arrangements with affiliates or related parties under common control. Included within Securities borrowed and Securities loaned on the Statement of Financial Condition are $97,543,986 and $14,184,700 respectively, are balances related to securities borrowing and lending transactions with these affiliates.

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Virtu Financial BD LLC
Notes to Statement of Financial Condition
December 31, 2017

The Company enters into forward contracts with related parties under common control of the Parent. These contracts are subject to an ISDA agreement between the Company and the related party. There were no outstanding forward contracts positions at December 31, 2017.

VFI's Board of Directors and stockholders adopted the 2015 Management Incentive Plan, which provides for the grant of stock options, restricted stock units, and other share based awards. The Company is allocated expense relating to the share based awards under 2015 Management Incentive Plan that are granted to employees of the Ultimate Parent and its subsidiaries as share-based compensation awards. The awards vest immediately or up to a period of 4 years, in each case subject to repurchase provisions upon certain termination events. These awards are accounted for as equity awards on the books of the Ultimate Parent and are measured at fair value on the date of grant, and participate in dividends declared by VFI's Board of Directors.

For the year ended December 31, 2017, the Company paid $43 million in distributions to the Parent, which was recorded as a reduction to member's equity in the accompanying Statement of Financial Condition.

12. Subsequent Events

The Company has evaluated subsequent events for adjustment to or disclosure in the financial statements through March 1, 2018, the date the Financial Statements were issued and has not identified any reportable or disclosable events not otherwise reported in these financial statements or the notes thereto except for the following.

During the period January 1, 2018 to March 1, 2018, the Company received $20,000,000 in non-cash capital contributions from the Parent.